Exhibit 4.25

SOLECO BUILDING RIGHT AGREEMENT

ENGLISH SUMMARY OF ITALIAN VERSION1

1. Preliminary Note

The building (superficie) right, regulated by article 952 of the Italian Civil Code, is particularly appropriate for the construction of photovoltaic plants, as it allows the grantee of the building right to be owner of the plant whereas the title of the land remains with the grantor.

For the construction and the maintenance of the photovoltaic plant (“PV Plant”) on the land (Municipality of Canaro (RO), sheet 9, parcels 115, 117 and 119; sheet 10, parcels 16, 153, 155 and 159) (the “Land”), on July 7, 2011 the company Soleco S.r.l. entered into a sale and purchase and building right agreement with Solemax S.r.l. (“Solemax”) and with the previous owners of the Land whereby the previous owners of the Land granted a 21-year building right to Soleco S.r.l. and transferred the ownership of the Land to Solemax. The agreement has been executed in Occhiobello (RO), authenticated by the Notary Mauro Coppola, Repertorio no. 75.174, Raccolta no. 14.467, registered in Rovigo and filed with the Conservatoria dei Registri Immobiliari on July 28, 2011.

2. Main content of the agreement

1. Execution date	July 7, 2011
2. Previous Owners	Messers. Vasco Grendene, Giovanni Polonio and Sergio Bianchi and Ms. Angelina Rondanin
3. Current Owner	Solemax
4. Portion of the land	Municipality of Canaro (RO), sheet 9, parcels 115, 117 and 119; sheet 10, parcels 16, 153, 155 and 159, size 11.57.87 hectares.
5. Duration	21 years (until June 30, 2032)
6. Consideration
As consideration for the 21-year building right, Soleco paid an amount of Euro 662,822.11. This consideration has been fully paid upon execution and acknowledgement of such payment is included in the deed.

7. Easements	An electric easement right is in place in favour of Enel on parcels 16 and 159.
8. Competent Court	Exclusive jurisdiction of the court of Rovigo.

1 The original language version is on file with the Registrant and is available upon request.